UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) PF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49898

NORTH STATE BANCORP
(Exact Name of Registrant as Specified in its Charter)

6204 Falls of the Neuse Road
Raleigh, North Carolina 27609
919-787-9696
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)*	[X]
Rule 12g-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 524

* EXPLANATORY NOTE: The registrant is relying on Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by Section 601 of the Jumpstart Our Business Startups Act, and a no-action letter dated September 27, 2012 from the staff of the Securities and Exchange Commission regarding the registrant’s ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, North State Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October   October 11, 2012 By: /s/ Larry D. Barbour
Larry D. Barbour
President and Chief Executive Officer